Exhibit 99.1

Phoenix New Media Reports Second Quarter 2012 Unaudited Financial Results

2Q12 Total Revenues Up 24.5% YOY

2Q12 Net Advertising Revenues Up 29.5% YOY

Announces US$20 Million Share Repurchase Program

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on August 13

BEIJING, China, August 13, 2012 – Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights

•	Total revenues increased by 24.5% year-over-year to RMB283.4 million (US$44.6 million), driven by a 29.5% increase in net advertising revenues and a 19.5% increase in paid service revenues.

•	Net income attributable to Phoenix New Media was RMB35.0 million (US$5.5 million), as compared to RMB36.2 million in the second quarter of 2011.

•	Adjusted net income attributable to Phoenix New Media[1] was RMB37.9 million (US$6.0 million), as compared to RMB44.8 million in the second quarter of 2011.

Mr. Shuang Liu, CEO of Phoenix New Media, stated, “China’s continuing macro-economic uncertainty resulted in the second quarter being more challenging than previously anticipated. In particular, our advertising business growth experienced softness as we witnessed a few of our advertisers delaying advertising spending more than initially forecasted. However, our advertisers significantly increased their average spending by 53% resulting in average revenue per advertiser growing to over RMB650,000 from RMB425,000 in the second quarter of 2011. This clearly reflects the value placed on ifeng’s media platform by advertisers looking to cost-effectively target the high-end viewer demographics that our platform provides.”

Mr. Liu continued, “Even though the advertising front experienced softness, our user traffic growth continued to outpace our peers’ over the past quarter. Daily unique visitors grew by over 62% year-over-year, reaching 26.4 million in June, whereas the other major Chinese portals only experienced single digit growth over the same period, according to iResearch. For the second half of 2012 we expect continued strong growth in viewership as we expect news reporting around important global events like the London Olympics and major elections taking place around the world. We believe that our leading global news coverage, coupled with our media offering across portal, mobile and video will continue to drive expansion in our audience base as well as advertising dollars from clients as we continue to solidify our market leadership.”

[1]

An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

Second Quarter 2012 Financial Results

REVENUES

Total revenues for the second quarter of 2012 increased by 24.5% to RMB283.4 million (US$44.6 million) from RMB227.6 million in the second quarter of 2011.

Net advertising revenues, calculated net of advertising agency service fees, for the second quarter of 2012 increased by 29.5% to RMB147.6 million (US$23.2 million) from RMB114.0 million in the second quarter of 2011, primarily due to an increase in average revenue per advertiser (“ARPA”) of 52.9% to RMB650,000 (US$102,400) for 227 total advertisers.

Paid service revenues for the second quarter of 2012 increased by 19.5% to RMB135.8 million (US$21.4 million) from RMB113.6 million in the second quarter of 2011. Mobile Internet and value-added services (“MIVAS”)2 revenues increased by 19.6% to RMB123.0 million (US$19.4 million) in the second quarter of 2012 from RMB102.8 million in the second quarter of 2011. Video value-added services (“video VAS”) revenues increased by 18.3% to RMB12.8 million (US$2.0 million) in the second quarter of 2012 from RMB10.8 million in the second quarter of 2011. The growth in total paid service revenues was primarily due to an expansion in both MIVAS pay-per-view and video VAS user base.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the second quarter of 2012 increased by 27.2% to RMB157.3 million (US$24.8 million) from RMB123.7 million in the second quarter of 2011. Revenue sharing fees to telecom operators and channel partners increased to RMB72.8 million (US$11.5 million) in the second quarter of 2012 from RMB65.5 million in the second quarter of 2011 primarily due to growth in MIVAS revenues. Content and operational costs increased to RMB50.5 million (US$8.0 million) in the second quarter of 2012 from RMB35.7 million in the second quarter of 2011 due to the increase in staff-related costs, as well as the increase in content production and acquisition costs. Bandwidth costs increased to RMB16.7 million (US$2.6 million) in the second quarter of 2012 from RMB7.9 million in the second quarter of 2011 primarily due to the growth in user traffic. Business tax and surcharges increased to RMB17.3 million (US$2.7 million) in the second quarter of 2012 from RMB14.6 million in the second quarter of 2011. Share-based compensation expenses included in cost of revenues was RMB0.7 million (US$0.1 million) in the second quarter of 2012 as compared to RMB1.7 million in the second quarter of 2011.

Gross profit for the second quarter of 2012 increased by 21.2% to RMB126.1 million (US$19.8 million) from RMB104.0 million in the second quarter of 2011. Gross margin was 44.5% in the second quarter of 2012 as compared to 45.7% in the second quarter of 2011, mainly due to the increase in staff-related costs, bandwidth costs and office rental costs. Adjusted gross margin, which excludes share-based compensation expenses, was 44.7% in the second quarter of 2012 as compared to 46.4% in the second quarter of 2011.

[2]	MIVAS includes Internet VAS, which was previously a separate component of paid service.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the second quarter of 2012 increased by 41.1% to RMB91.0 million (US$14.3 million) from RMB64.5 million in the second quarter of 2011. The increase in operating expenses was primarily attributable to increased staff-related costs and a bad debt impairment of RMB11.0 million (US$1.7 million) related to advertising sales. Share-based compensation expenses included in operating expenses was RMB2.2 million (US$0.4 million) in the second quarter of 2012 as compared to RMB6.9 million in the second quarter of 2011.

Income from operations for the second quarter of 2012 was RMB35.1 million (US$5.5 million) as compared to RMB39.5 million in the second quarter of 2011. Operating margin was 12.4% for the second quarter of 2012 as compared to 17.3% in the second quarter of 2011. The decrease in operating margin was primarily due to increased headcount and the bad debt impairment.

Adjusted income from operations, which excludes the impact of share-based compensation expenses, for the second quarter of 2012 was RMB38.0 million (US$6.0 million) as compared to RMB48.1 million in the second quarter of 2011. Adjusted operating margin was 13.4% for the second quarter of 2012 as compared to 21.1% in the second quarter of 2011.

FOREIGN CURRENCY EXCHANGE GAIN/LOSS AND INTEREST INCOME

Foreign currency exchange loss for the second quarter of 2012 was RMB3.5 million (US$0.5 million), as compared to exchange loss RMB0.2 million in the second quarter of 2011. Interest income for the second quarter of 2012 was RMB8.6 million (US$1.3 million), as compared to RMB0.7 million in the second quarter of 2011. The increase in interest income was primarily due to higher deposit levels resulting from the Company’s IPO net proceeds.

NET INCOME

Net income attributable to Phoenix New Media for the second quarter of 2012 was RMB35.0 million (US$5.5 million) as compared to RMB36.2 million in the second quarter of 2011. Net margin for the second quarter of 2012 was 12.4% as compared to 15.9% in second quarter of 2011. Net income attributable to ordinary shareholders for the second quarter of 2012 was RMB35.0 million (US$5.5 million) as compared to a net loss attributable to ordinary shareholders of RMB181.0 million in the second quarter of 2011, which included RMB211.0 million of accretion to Series A redeemable convertible preferred share redemption value upon the completion of the Company’s IPO. Net income per diluted ADS3 in the second quarter of 2012 was RMB0.43 (US$0.07) as compared to a net loss per diluted ADS of RMB3.00 in the second quarter of 2011.

Adjusted net income attributable to Phoenix New Media for the second quarter of 2012, which excludes share-based compensation expenses, was RMB37.9 million (US$6.0 million) as compared to RMB44.8 million in the second quarter of 2011. Adjusted net margin for the second quarter of 2012 was 13.4% as compared to 19.7% in the second quarter of 2011. Adjusted net income per diluted ADS was RMB0.47 (US$0.07) in the second quarter of 2012, as compared to RMB0.61 in the second quarter of 2011.

[3]	“ADS” is American Depositary Share. Each ADS represents eight ordinary shares.

For the second quarter of 2012, the Company’s weighted average number of ADS used in computing diluted net income per ADS was 81,076,583.

Business Outlook

For the third quarter of 2012, the Company expects its total revenues to be between RMB266 million and RMB279 million. Net advertising revenues are expected to be between RMB132 million and RMB135 million. Paid service revenues are expected to be between RMB134 million and RMB144 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Share Repurchase Program

On July 30, 2012, the Company’s Board of Directors approved a share repurchase program. Under the terms of the approved program, the Company may repurchase up to US$20 million worth of its outstanding ADSs from time to time for a period not to exceed twelve (12) months. The repurchases may be made in the open market at prevailing market prices or through privately negotiated transactions, including block trades. The timing and extent of any repurchases will depend on market conditions, the trading price of the Company’s ADSs and other factors. The plan will be implemented in compliance with relevant United States securities rules and regulations and the Company’s securities trading policy, in a manner that is consistent with the interests of shareholders. The Company’s Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. The Company expects to fund the repurchases made under this program from its existing cash balance.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on August 13, 2012 (August 14, 2012 at 9:00 a.m. Beijing / Hong Kong time) to discuss its second quarter 2012 financial results and operating performance.

To participate in the call, please dial the following numbers:

International:	+6567239385
China:	4001200654
Hong Kong:	+85230512745
United States:	+16462543515
United States Toll Free:	+18555008701
Conference ID:	15785762

A replay of the call will be available through August 20, 2012 by dialing the following numbers:

International:	+61282355000
China:	4006920026
United States:	+17183541232
United States Toll Free:	+18662145335
Conference ID:	15785762

A live and archived webcast of the conference call will also be available at the Company’s IR website at http://ir.ifeng.com

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media, adjusted net margin, adjusted net income attributable to ordinary shareholders and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation expenses. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation expenses. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media is net income attributable to Phoenix New Media excluding share-based compensation expenses. Adjusted net margin is adjusted net income attributable to Phoenix New Media divided by total revenues. Adjusted net income attributable to ordinary shareholders is net (loss)/income attributable to ordinary shareholders excluding share-based compensation expenses and accretion to convertible preferred share redemption value. Adjusted net income per diluted ADS is adjusted net income attributable to ordinary shareholders divided by weighted average number of diluted ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income to obtain a better understanding of its operating performance. It uses this non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tools. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss)/income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3530 to US$1.00, the noon buying rate in effect on June 29, 2012 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website, its video channel, comprised of its dedicated video vertical and video services and applications, and its mobile channel, including its mobile Internet website and mobile Internet and value-added services (“MIVAS”).

Safe Harbor Statement

This announcement contains forward–looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward–looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward–looking statements. Phoenix New Media may also make written or oral forward–looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20–F and 6–K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward–looking statements. Forward–looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward–looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MIVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MIVAS; changes by mobile operators in China to the their policies for MIVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F–1, as amended, and its annual report on Form 20–F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward–looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Tel: +86(10) 6067-6868

Email: ir@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: Jeremy.peruski@icrinc.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31, 2011	June 30, 2012	June 30, 2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	397,166	131,469	20,694
Restricted cash	—	10,000	1,574
Term deposit	784,023	987,719	155,473
Accounts receivable, net	202,097	270,405	42,563
Amounts due from related parties	64,388	92,376	14,541
Prepayment and other current assets	46,334	51,502	8,106
Deferred tax assets	11,931	15,018	2,364

Total current assets	1,505,939	1,558,489	245,315

Non current assets:
Property and equipment, net	41,012	49,822	7,842
Intangible assets, net	5,415	6,415	1,010
Construction in process	—	40,727	6,411
Other non-current assets	12,128	11,521	1,814

Total non-current assets	58,555	108,485	17,077

Total assets	1,564,494	1,666,974	262,392

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	120,910	146,080	22,994
Amounts due to related parties	3,889	—	—
Advances from customers	7,191	7,595	1,195
Taxes payable	35,822	27,427	4,317
Salary and welfare payable	45,119	43,885	6,908
Accrued expenses and other current liabilities	39,276	50,170	7,898

Total current liabilities	252,207	275,157	43,312

Long-term liabilities	5,504	6,692	1,053

Total liabilities	257,711	281,849	44,365

Shareholders’ equity
Ordinary shares	42,054	42,660	6,715
Additional paid-in capital	1,830,882	1,836,997	289,154
Statutory reserves	24,647	24,647	3,880
Accumulated deficit	(555,831)	(487,876)	(76,795)
Accumulated other comprehensive loss	(34,969)	(31,303)	(4,927)

Total shareholders’ equity	1,306,783	1,385,125	218,027

Total liabilities and shareholders’ equity	1,564,494	1,666,974	262,392

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands, except for number of shares and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Net advertising revenues	113,985	128,898	147,603	23,234	189,215	276,501	43,523
Paid service revenues	113,646	110,174	135,777	21,372	210,154	245,951	38,714

Total revenues	227,631	239,072	283,380	44,606	399,369	522,452	82,237
Cost of revenues	(123,653)	(135,024)	(157,313)	(24,762)	(238,528)	(292,337)	(46,016)

Gross profit	103,978	104,048	126,067	19,844	160,841	230,115	36,221
Operating expenses:
Sales and marketing expenses	(34,285)	(39,482)	(37,218)	(5,858)	(76,276)	(76,700)	(12,073)
General and administrative expenses	(16,640)	(17,384)	(31,591)	(4,973)	(35,963)	(48,975)	(7,709)
Technology and product development expenses	(13,590)	(19,991)	(22,208)	(3,496)	(33,382)	(42,199)	(6,642)

Total operating expenses	(64,515)	(76,857)	(91,017)	(14,327)	(145,621)	(167,874)	(26,424)

Income from operations	39,463	27,191	35,050	5,517	15,220	62,241	9,797

Other income/(expenses):
Interest income	712	8,762	8,554	1,346	933	17,316	2,726
Foreign currency exchange (loss)/gain	(223)	758	(3,474)	(547)	(394)	(2,716)	(428)
Others, net	314	1,527	1,487	235	957	3,014	475

Net income before tax	40,266	38,238	41,617	6,551	16,716	79,855	12,570

Income taxes expenses	(4,033)	(5,305)	(6,595)	(1,038)	(6,718)	(11,900)	(1,873)

Net income attributable to Phoenix New Media	36,233	32,933	35,022	5,513	9,998	67,955	10,697

Accretion to convertible redeemable preferred share redemption value	(211,020)	—	—	—	(773,623)	—	—
Income allocation to participating preferred shares	(6,172)	—	—	—	(6,172)	—	—

Net (loss)/income attributable to ordinary shareholders	(180,959)	32,933	35,022	5,513	(769,797)	67,955	10,697

Net (loss)/income per ordinary share—basic	(0.37)	0.05	0.06	0.01	(1.81)	0.11	0.02
Net (loss)/income per ordinary share—diluted	(0.37)	0.05	0.05	0.01	(1.81)	0.10	0.02
Weighted average number of ordinary shares used in computing basic net (loss)/income per share	483,260,125	618,705,228	623,297,593	623,297,593	424,278,232	621,001,411	621,001,411
Weighted average number of ordinary shares used in computing diluted net (loss)/income per share	483,260,125	648,883,004	648,612,661	648,612,661	424,278,232	648,747,833	648,747,833
Net (loss)/income per ADS—basic	(3.00)	0.43	0.45	0.07	(14.51)	0.88	0.14
Net (loss)/income per ADS—diluted	(3.00)	0.41	0.43	0.07	(14.51)	0.84	0.13
Weighted average number of ADS used in computing basic net (loss)/income per ADS	60,407,516	77,338,154	77,912,199	77,912,199	53,034,779	77,625,176	77,625,176
Weighted average number of ADS used in computing diluted net (loss)/income per ADS	60,407,516	81,110,376	81,076,583	81,076,583	53,034,779	81,093,479	81,093,479

Reconciliations of Non-GAAP Results of Operations Measures to The Nearest Comparables GAAP Measures

(Amounts in thousands, except for number of shares and per share data)

	Three Months Ended June 30, 2011				Three Months Ended March 31, 2012				Three Months Ended June 30, 2012
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
Gross profit	103,978	1,679	(a)	105,657	104,048	809	(a)	104,857	126,067	677	(a)	126,744
Gross margin	45.7%			46.4%	43.5%			43.9%	44.5%			44.7%
Income from operations	39,463	8,604	(a)	48,067	27,191	3,387	(a)	30,578	35,050	2,903	(a)	37,953
Operating margin	17.3%			21.1%	11.4%			12.8%	12.4%			13.4%
Net income attributable to PNM	36,233	8,604	(a)	44,837	32,933	3,387	(a)	36,320	35,022	2,903	(a)	37,925

Net margin	15.9%			19.7%	13.8%			15.2%	12.4%			13.4%
		8,604	(a)
		211,020	(b)			3,387	(a)			2,903	(a)

Net (loss)/income attributable to ordinary shareholders	(180,959)	219,624		38,665	32,933	3,387		36,320	35,022	2,903		37,925

Net (loss)/income per ADS—diluted	(3.00)			0.61	0.41			0.45	0.43			0.47
Weighted average number of ADS used in computing diluted net (loss)/income per ADS	60,407,516			73,676,015	81,110,376			81,110,376	81,076,583			81,076,583

Note:

(a)	To exclude share-based compensation expenses.
(b)	To exclude accretion to convertible preferred share redemption value

Details of cost of revenue is as follows:

	Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue sharing fees	65,462	64,076	72,775	11,455
Content and operational costs	35,731	44,170	50,530	7,954
Bandwidth costs	7,879	11,787	16,739	2,635
Business tax and surcharages	14,581	14,991	17,269	2,718

Total cost of revenue	123,653	135,024	157,313	24,762